SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Teekay Corporation

(Name of Subject Company (Issuer))

Teekay Corporation

(Names of Filing Persons (Issuer and Offeror))

5.000% Convertible Senior Notes due 2023

(Title of Class of Securities)

87900YAE3

(CUSIP Number of Class of Securities)

N. Angelique Burgess

Teekay Corporation

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(441) 298-2530

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

David S. Matheson

Perkins Coie LLP

1120 N.W. Couch Street, Tenth Floor

Portland, OR 97209-4128

(503) 727-2008

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on January 10, 2022 with the United States Securities and Exchange Commission by Teekay Corporation, a Marshall Islands corporation (the “Company”). The Schedule TO relates to the Company’s offer to purchase any and all of the outstanding 5.000% Convertible Senior Notes due 2023 of the Company (the “Notes”), for cash in an amount equal to $1,020 per $1,000 principal amount of Notes (the “Purchase Price”) (less any applicable withholding taxes and exclusive of accrued and unpaid interest, if any), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2022, a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO (the “Tender Offer”).

This Amendment is being filed solely to report the final results of the Tender Offer and is intended to satisfy the requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase dated January 10, 2022.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“On February 9, 2022, the Company issued a press release announcing the final results of the Tender Offer, which expired at 12:00 midnight, New York City time, on February 9, 2022 (one minute after 11:59 p.m., New York City time, on February 8, 2022). A copy of such press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits to the exhibit index:

Exhibit

(a)(5)(B)	Press release announcing Tender Offer results, dated February 9, 2022.

FILING FEES	Calculation of filing fee tables.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEEKAY CORPORATION

By:	/s/ Kenneth Hvid
Name: Kenneth Hvid
Title: President and Chief Executive Officer

Dated: February 9, 2022

EXHIBIT INDEX

Exhibit

(a)(1)(A)	Offer to Purchase, dated January 10, 2022.*

(a)(1)(B)	Summary Advertisement, dated January 10, 2022.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Press release announcing Tender Offer, dated January 10, 2022.*

(a)(5)(B)	Press release announcing Tender Offer results, dated February 9, 2022. †

(b)	Not Applicable.

(d)(1)	Indenture dated as of January 26, 2018, between Teekay Corporation and The Bank of New York Mellon, as Trustee relating to the 5.000% Convertible Senior Notes due 2023 (filed as Exhibit 4.1 to the Company’s Report on Form 6-K, furnished on January 26, 2018, File No.1-12874 and incorporated by reference).

(d)(2)	Purchase Agreement, dated January 24, 2018, by and among Teekay Corporation, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC (filed as Exhibit 10.1 to the Company’s Report on Form 6-K, furnished on January 26, 2018, File No.1-12874 and incorporated by reference).

(d)(3)	Form of 5.000% Convertible Senior Notes due 2023 (incorporated by reference to the form of note attached as Exhibit A to the Indenture dated as of January 26, 2018, between Teekay Corporation and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K, furnished on January 26, 2018, File No.1-12874)).

(g)	Not Applicable.

(h)	Not Applicable.

FILING FEES	Calculation of filing fee tables. †

*	Previously filed.
†	Filed herewith.